

July 24, 2012

<u>Via E-mail</u>
Peter M. Carlson
Executive Vice President and
      Chief Accounting Officer
MetLife, Inc.
1300 Hall Boulevard
Bloomfield, Connecticut 06002

Re: MetLife, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 28, 2012
       Form 10-Q for the Quarterly Period Ended March 31, 2012
       Filed May 8, 2012
       File No. 001-15787

Dear Mr. Carlson:

We have reviewed your June 25, 2012 response to our June 7, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
18. Equity
Statutory Equity and Income, page 409

1. With respect to your statutory disclosures, please amend your filing to address the following:

- The disclosure in this Note is required by ASC 944-505-50 and Article 7 Rule 7.03(a)(23)(c) of Regulation S-X and is thus required to be audited. Please revise your filing to include the information on an audited basis.
- The reason for the use of "approximate" in your statements: "Represents approximate statutory net income (loss)(unaudited)." and "Represents approximate statutory capital and surplus (unaudited)."

Form 10-Q for the Quarterly Period Ended March 31, 2012
Management's Discussion and Analysis, page 128

2. Since your proposed disclosure does not include amounts for March 31, 2012, it does not more fully explain the $2 billion of net derivative losses as requested. Please provide us revised proposed disclosure to include quantification.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant